INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 225 • Email: laura.williams@streetprint.com

02028655

April 12, 2002

SUPPL

02 APR 25 AM 11:31

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated April 12, 2002.

Yours very truly,

L Williams

Laura Williams
Assistant Controller

llw
Enclosure

dlw 4/25

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

For Immediate Release
TSE Symbol – IPA

Summary Operating Results for
Fiscal Year Ending December 31, 2001

Surrey, Canada, April 12, 2002 – Integrated Paving Concepts Inc. (Symbol - IPA) releases today, audited summary operating results for the 12 months ending December 31, 2001.

For the year ending December 31, 2001, revenue increased by 10% to $11,629,000. The increase is attributed to the sale of new asphalt reheating equipment, introduced for sale in 2001. A 33% decline in the sale of the Company's Start-up Tooling packages was offset by a 11% increase in coatings sales. Regionally, North American sales were up 20%, while international sales declined 17% compared to 2000.

The Company's operating income increased to $622,000 from $495,000 in 2000. The increase in 2001 revenue was partially offset by higher wages and marketing costs.

The Company maintained a positive cash flow for the year ending December 31, 2001 with $3.1 million in cash and cash equivalents at year-end.

Integrated Paving Concepts, Inc. Summary Operating Results	12 Months Ending December 31, 2001	12 Months Ending December 31, 2000
Revenue	$11,628,553	$10,552,744
Net Income before amortization, interest, provision and income taxes	622,378	494,826
Depreciation and amortization	239,834	467,431
Interest income	(31,620)	(34,548)
Provision for investment impairment	-	512,926
Net earnings (loss) before income taxes	414,164	(450,983)
Income tax expense	249,368	9,000
Net earnings (loss)	$164,796	$(459,983)
Earnings per share	$0.02	$(0.07)

Annual General Meeting
The Annual General Meeting of Integrated Paving Concepts Inc.will be held in the Company's offices in Surrey, BC at 3:00 PM on June 21, 2002. The annual report containing complete audited financial statements will be mailed to the shareholders on or before May 19, 2002.

Integrated Paving Concepts Inc. is an industrial technology company based in BC, Canada that manufactures and distributes products for the paving industry. The company's principal product is StreetPrint Pavement Texturing, a patented system that is marketed through the company's Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world.

For more information contact: *Clark Quintin, CEO*
(604)574-7510
clark.quintin@streetprint.com

Integrated Paving Concepts Inc.: *Symbol: IPA*
The Toronto Stock Exchange